[redacted]

05044135

SECUF ... ION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2005
WASH, D.C.
192

CM 11/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Broadway, Suite 2200
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Carter 303 623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400 (Address) Denver (City) CO (State) 80203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 1/23/06

OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

10/27/2007

Notary Public

Signature

Thomas A. Carter

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ALPS Distributors, Inc

September 30, 2005

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2005, and the related statement of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
November 18, 2005

ALPS Distributors, Inc.
Statement of Financial Condition
September 30, 2005

Assets

Cash	$	200,000
Marketable securities owned, at market value		120,942
Receivable from ALPS Holdings, Inc.		280,000
	$	600,942

Liabilities and Stockholder's Equity

Long-term Debt	$	280,000
Stockholder's Equity		
Paid-in capital		300,000
Retained earnings		20,942
Total stockholder's equity		320,942
	$	600,942

ALPS Distributors, Inc.

Statement of Income

Year Ended September 30, 2005

Revenues		
Dividends	$	4,805
Gain on securities owned		27,792
Net Income	$	32,597

See Notes to Financial Statements

ALPS Distributors, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2005

	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at October 1, 2004	$ 100,000	$ (3,117)	$ 96,883
Distributions to ALPS Financial Services, Inc.	—	(8,538)	(8,538)
Capital contributions from ALPS Holdings, Inc.	200,000	—	200,000
Net income	—	32,597	32,597
Balance at September 30, 2005	$ 300,000	$ 20,942	$ 320,942

ALPS Distributors, Inc.

Statement of Cash Flows

Year Ended September 30, 2005

Operating Activities	
Net income	$ 32,597
Changes in marketable securities owned	(24,059)
Net cash provided by operating activities	8,538
Financing Activities	
Capital contributions from ALPS Holdings, Inc.	200,000
Distributions to ALPS Financial Services, Inc.	(8,538)
Net cash provided by financing activities	191,462
Increase in Cash	200,000
Cash, Beginning of Year	—
Cash, End of Year	$ 200,000
Supplemental Cash Flows Information	
Note payable, bank incurred with borrowings by ALPS Holdings, Inc.	$ 280,000

ALPS Distributors, Inc.

Notes to Financial Statements

September 30, 2005

Note 1: Organization and Summary of Significant Accounting Policies

Nature of Operations

As of the close of business on September 30, 2005, ALPS Distributors, Inc. (the Company) became a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). Prior to the close of business on September 30, 2005, the Company was a wholly owned subsidiary of ALPS Financial Services, Inc. (AFSI) (see Note 2).

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers.

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Income Taxes

Prior to the change in ownership (Note 2), AFSI had elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law; therefore, taxable income or loss is reported to the individual stockholder for inclusion in his tax return.

As a result of the change in ownership (Note 2), the Company's election to have the Company's income taxed as an S corporation was terminated and as such the Company's income is taxed as a C corporation. Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Due to the change in ownership (Note 2), occurring at the close of business on September 30, 2005, no provision for federal and state income taxes is included in these statements.

Note 2: Change in Ownership

On August 3, 2005, an agreement for the purchase and sale of assets was executed between AFSI, the seller, and AHI, the buyer, to acquire substantially all the assets and assume substantially all the liabilities of AFSI, including the Company. As a result of the acquisition, the Company became a wholly owned subsidiary of AHI. The acquisition was subsequently consummated as of the close of business on September 30, 2005.

AHI has not elected to push down the purchase accounting to the Company, which resulted from the change in control.

Note 3: Marketable Securities Owned

Marketable securities owned consist of an investment in a closed end fund with a market value at September 30, 2005, of $120,942.

Note 4: Long-term Debt

The Company has a note payable in the amount of $280,000 to a bank due September 30, 2011. Payments of $7,000 plus accrued interest are due quarterly through September 30, 2007, and $14,000 plus accrued interest quarterly thereafter. Interest varies at the bank's prime rate plus 2.5%. The note payable is secured by substantially all the assets of the Company.

The Company has an $8,000 revolving line of credit with a bank expiring September 30, 2011. At September 30, 2005, there were no amounts borrowed against the line. The line is collateralized by substantially all of the Company's assets. Interest varies with the bank's prime rate plus 2.5%.

The note payable and revolving line of credit were obtained in connection with the change in ownership (Note 2). The Company did not receive any proceeds from the borrowing on the note payable. AHI received the proceeds of $280,000 and the balance sheet reflects a receivable from AHI in the same amount.

Aggregate annual maturities of long-term debt at September 30, 2005:

2006	$	28,000
2007		28,000
2008		56,000
2009		56,000
2010		56,000
Thereafter		56,000
	$	280,000

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $22,801, which was $4,134 in excess of its required net capital of $18,667. The Company's net capital ratio was 12.28 to 1 at September 30, 2005.

Note 6: Related Party Transactions

Prior to the change in ownership, the Company had entered into an expense sharing agreement with AFSI, ALPS Mutual Fund Services, Inc. (AMFS) and ALPS Advisers, Inc. (AAI). Both AMFS and AAI were wholly owned subsidiaries of AFSI prior to the change in ownership. The agreement called for the Company to pass through 100% of its revenue and related receivables from distribution contracts to AMFS. The agreement also called for the Company to pass through 100% of its expenses and related liabilities to AMFS.

Supplementary Information

ALPS Distributors, Inc.

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2005

Net Capital	
Total stockholder's equity	$ 320,942
Deductions	
Nonallowable assets	
Receivable from ALPS Holdings, Inc.	(280,000)
Haircut on marketable securities owned	(18,141)
Net capital	$ 22,801
Aggregate Indebtedness	
Note payable, bank	$ 280,000
Total aggregate indebtedness	$ 280,000
Computation of Basic Net Capital Requirements	
Required minimum net capital	$ 18,667
Net capital in excess of minimum requirements	$ 4,134
Ratio: Aggregate Indebtedness to Net Capital	12.28 to 1
Reconciliation with the Company's Computation (Included in Part II of Form X-17A-5 as of September 30, 2005)	
Net capital, as reported in the Company's Part II unaudited FOCUS report	$ 102,801
Audit adjustments to record unrecorded allowable and nonallowable assets	(80,000)
Net capital per above	$ 22,801

Independent Accountants' Report on Internal Control

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of ALPS Distributors, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 18, 2005